[Letterhead of Wachtell, Lipton, Rosen & Katz]







                                October 18, 2005




VIA FEDERAL EXPRESS
-------------------

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

                           Re:      Four Seasons Hotels Inc.
                                    Annual Report on Form 40-F
                                    For the fiscal year ended December 31, 2004
                                    File Number 001-14572
                                    -------------------------------------------

Dear Ms. Blye:

     On behalf of our client, Four Seasons Hotels Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the "Commission") that appeared in your letter, dated September 21, 2005, with respect to the filing referenced above. In that letter, the Staff requested that the Company provide additional information regarding (1) the stage of development of the Four Seasons Hotel in Damascus, Syria (the "Damascus Hotel"),
(2) the Company's past and present contacts with Syria, (3) the materiality to the Company of these contacts, and (4) the Company's views as to whether these contacts present a material investment risk for its security holders.


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Cecilia D. Blye, Esq.
October 18, 2005
Page 2


     STAGE OF DEVELOPMENT OF THE DAMASCUS HOTEL

     The Company supplementally advises the Staff that the construction and development of the Damascus Hotel is substantially complete, and the Company currently expects the Damascus Hotel to be open to the public on or about November 15, 2005.

     THE COMPANY'S PAST AND PRESENT CONTACTS WITH SYRIA

     The Company's past and present contacts with Syria have been in connection with (1) its investment in, and the construction and development of, a hotel in Damascus that is to be managed by a subsidiary of the Company; and (2) the use of the "Four Seasons" trademark in Syria. A list of the Company's Syrian contacts (other than the staff of the Damascus Hotel) are set forth in Exhibit A to this letter. The Company has prepared this list in good faith and believes it to be complete in all material respects. However, it is possible that additional contacts at different levels of the Company's organization have been made in Syria. Any such contacts, however, did not play a material role in the Company's investment in (or, to the knowledge of the Company's senior management, the construction or development of) the Damascus Hotel. In addition, the other direct and indirect equity owners of the Damascus Hotel (the ownership of which is described in the paragraph below) and their affiliates, which may include entities controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("His Royal Highness") (which hold a minority interest in the Company and interests in various of the Company's other properties), may have had, and may continue to have, additional contacts in Syria, but the Company's senior management is not aware of any such specific contacts.

     MATERIALITY OF THE CONTACTS AND WHETHER THE CONTACTS PRESENT A MATERIAL INVESTMENT RISK FOR SECURITY HOLDERS

     The Company supplementally advises the Staff that it does not view its contacts with Syria as material to the Company or as presenting a material investment risk for the Company's security holders. As disclosed in the above-referenced Annual Report on Form 40-F, the Company committed U.S.$5 million for the Damascus Hotel project, the full amount of which has already been invested.

     [Redacted]

     As disclosed in the above-referenced Annual Report on Form 40-F, as at March 14, 2005, the Company indirectly held ownership interests in, or had made advances in respect of or to, 30 of the 64 hotels and resorts, and all three of the Residence Clubs, that it then managed. As also disclosed in the Annual Report, the Company attempts to structure its ownership interests separately from its management interests in order to be able to dispose of its ownership interests as sales opportunities arise, without affecting its management interests. In the ordinary course of its business, the Company attempts to identify such sales opportunities. [Redacted]

     The Company currently manages 67 luxury hotels and resorts and three residence clubs. An additional 22 properties to be operated under the "Four Seasons" brand name, of


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Cecilia D. Blye, Esq.
October 18, 2005
Page 3


which the Damascus Hotel is but one, are also currently under construction or development. The Company's hotels and resorts are located around the world, including in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. The Company's current properties contain a total of approximately 17,388 guest rooms. As a comparison, the Damascus Hotel will have only approximately 297 guest rooms. The Company does not expect, therefore, that the Damascus Hotel will have a material impact on the Company's financial condition or results of operations or present a material qualitative risk for the Company.

     In addition, the Company supplementally advises the Staff that, in connection with the construction and development of the Damascus Hotel, the Company has been, and remains, fully mindful of applicable U.S. regulations involving Syrian entities and individuals, including, in particular:

          o Executive Order 13224, which (a) identifies individuals and entities that have been determined to pose a potential threat to U.S. security (and creates the Specially Designated Nationals and Blocked Persons List, or "SDN List"), (b) blocks the assets of such individuals and entities, and (c) prohibits transactions with such individuals and entities by U.S. persons or within the United States; and

          o U.S. President Bush's Executive Order Blocking Property of Certain Persons and Prohibiting the Export of Certain Goods to Syria, issued on May 11, 2004 (the "Bush Executive Order").

Although the Company believes that it is not a "U.S. person" as defined in Executive Order 13224, it nonetheless has continually striven to ensure that its activities in Syria and with Syrian nationals and entities comply with relevant U.S. regulations that are applicable to "U.S. persons," including, without limitation, the above-referenced Executive Orders. The Company does not believe that any of the Syrian individuals or entities with which it currently has, or has had, contact appears on the SDN List. Furthermore, to the knowledge of the Company, the Damascus Hotel does not incorporate any product of the United States exported in violation of the Bush Executive Order. The Company therefore believes that it would have complied with the U.S. regulations involving Syrian entities and individuals even if the Company were a "U.S. person." As a result, in the Company's view, neither its involvement with the Damascus Hotel nor its contacts in Syria constitute a material investment risk for security holders, including with respect to qualitative factors such as reputation and share value.

                                      * * *

     As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) the Staff's comments and changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Cecilia D. Blye, Esq.
October 18, 2005
Page 4


                                      * * *

     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, Joshua R. Cammaker, at (212) 403-1331.


                                                 Very truly yours,

                                                 /s/ David A. Katz

                                                 David A. Katz


Enclosures

cc:    Jack Guggenheim, Esq.
             Securities and Exchange Commission

       Randolph Weisz
       Sarah Cohen
             Four Seasons Hotels Inc.

       Jonathan Lampe, Esq.
             Goodmans LLP

       Mark Vecchio, Esq.
             Heller Ehrman White & McAuliffe LLP



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                                    EXHIBIT A




                                   [Redacted]